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10026572

UNITED STATES
~~SECURITIE~~S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67616

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2009___ AND ENDING___December 31, 2009___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TPG Capital BD, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Commerce Street, Suite 3300
(No. and Street)

Fort Worth   Texas   76102
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Martin L. Davidson   817-871-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

201 Main Street, 9th floor   Fort Worth   Texas   76102
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Martin L. Davidson_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____TPG Capital BD, LLC_____, as of _____December 31_____, 20_09___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Carol G. DeBellis
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
OCTOBER 13, 2010

_____
Signature

Financial Operations Principal
_____
Title

Carol H. DeBellis
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Table of Contents



KPMG LLP
900 Wells Fargo Tower
201 Main Street
Fort Worth, TX 76102

Report of Independent Registered Public Accounting Firm

The Member
TPG Capital BD, LLC:

We have audited the accompanying statement of financial condition of TPG Capital BD, LLC (the Company) as of December 31, 2009, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TPG Capital BD, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 23, 2010

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

1

TPG Capital BD, LLC
Statement of Financial Condition

		December 31, 2009
ASSETS		
Cash and Cash Equivalents	$	169,956
Due from Affiliate		62,971
Other Assets		8,619
Total Assets	$	241,546

LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Other Liabilities	$	43,043
Total Liabilities		43,043
Member's Equity		198,503
Total Liabilities and Member's Equity	$	241,546

TPG Capital BD, LLC
Statement of Operations

		Year Ended December 31, 2009
REVENUES		
Consulting Income from Affiliate		$ 1,113,585
Other Income		377
	Total Revenues	1,113,962
EXPENSES		
Administrative Services from Affiliate		899,300
Professional Services		161,714
	Total Expenses	1,061,014
	Income Before Income Tax Benefit	52,948
Income Tax Benefit		(457)
	Net Income	$ 53,405

TPG Capital BD, LLC
Statement of Changes in Member's Equity

		Member's Equity
Balance at December 31, 2008	$	845,098
Distributions to Member		(700,000)
Net Income		53,405
Balance at December 31, 2009	$	198,503

TPG Capital BD, LLC
Statement of Cash Flows

	Year Ended December 31, 2009
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 53,405
Adjustments to Reconcile Net Income to	
Net Cash Provided by Operating Activities:	
Net Change in Due from Affiliate	(85,856)
Decrease in Other Assets	4,116
Increase in Other Liabilities	28,712
Net Cash Provided by Operating Activities	377
CASH FLOWS FROM FINANCING ACTIVITIES	
Distribution to Member	(350,000)
Net Cash Used in Financing Activities	(350,000)
Net Change in Cash and Cash Equivalents	(349,623)
Cash and Cash Equivalents at Beginning of Year	519,579
Cash and Cash Equivalents at End of Year	$ 169,956
SUPPLEMENTAL DISCLOSURES OF NON-CASH FINANCING ACTIVITIES	
Non-Cash Distribution of Amounts Due from Affiliates to Member	$ (350,000)

See accompanying notes to financial statements.

(1) **Organization and Business Description**

TPG Capital BD, LLC (the "Company") is a Texas limited liability company organized on March 21, 2007 and is 100% owned by TPG Capital, L.P. ("Parent" or "Member"). The Member's liability for the debts of the Company or any of its losses is limited to the amount of the Member's capital contributions.

The Company is a registered broker-dealer under the Securities and Exchange Act of 1934 engaging in the private placements of securities. The securities that the Company offers consist primarily of investment fund securities issued by certain "private equity" funds and other funds that the Company's Parent and affiliates manage individually or through their principals.

(2) **Significant Accounting Policies**

Basis of Accounting

The accompanying financial statements have been presented on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"). Amounts reflected in these financial statements are in U.S. dollars.

Income Taxes

The Company is a disregarded entity that is not treated as separate from the Member, which is treated as a Partnership for U.S. income tax purposes. As such, no federal income taxes have been provided for by the Company in the accompanying financial statements as the Member is individually responsible for reporting income or loss based upon its share of the Company's income and expenses as reported for income tax purposes. However, the Company has recorded a state income tax benefit on its trade and business activities of $457 for the year ended December 31, 2009.

The Company adopted the provisions of FASB ASC 740, *Income Taxes* (originally issued as FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined, on January 1, 2009. The Company analyzed its tax filing positions in all of the tax jurisdictions where it is required to file income tax returns, as well as for all open tax years in these jurisdictions. Based on this review, no liabilities for uncertain income tax positions were required to have been recorded pursuant to FASB ASC 740. In addition, the Company determined that it did not need to record a cumulative effect adjustment related to the adoption of FASB ASC 740.

The Company recognizes accrued interest and penalties related to uncertain tax positions in operating expenses in the statements of operations, which is consistent with the recognition of these items in prior reporting periods. As of December 31, 2009, the Company did not have a liability recorded for payment of interest and penalties associated with uncertain tax positions.

The Company's income and expense has been included in the tax returns of the Member as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, .the Member is subject to examination by federal and certain state and local tax regulators. The Member's state and local tax returns are generally subject to audit from 2007 through 2008. The company does not believe that it has any tax positions for which it is reasonably possible that it will be required to record significant amounts of unrecognized tax benefits within the next twelve months.

(2)   **Significant Accounting Policies - continued**

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Consulting fee income represents advisory fees in accordance with the Private Placement Services Agreement (the "Agreement") with the Parent, and are recognized as earned.

On January 1, 2009, the Agreement was amended to a cost plus arrangement, which provides for consulting fee income in excess of total expenses, including income tax expense (benefit), during any financial statement period.

Cash and Cash Equivalents

Cash and Cash Equivalents include cash on deposit with banks, investments in money market funds and other short-term investments with an initial maturity of 90 days or less.

(3)   **Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate debit balances, as defined in the Securities and Exchange Commission's Reserve Requirement (Rule 15c3-3). At December 31, 2009, the Company had net capital of $123,714 and was $118,714 in excess of its required net capital of $5,000.

(4)   **Rule 15c3-3**

The Company is exempt from Rule 15c3-3 under subsection (k)(2)(i). Under this exemption, *the Computation for Determination of Reserve Requirements* and *Information Relating to the Possession or Control Requirements* are not required.

(5)   **Related Party Transactions**

The Parent provides administrative services to the Company as necessary to support the operation of the Company's current business. During the year ended December 31, 2009 the Company incurred expenses of $0.9 million to the Parent for administrative services provided under the Agreement. Amounts due to and due from affiliates on the Statement of Financial Condition represents balances with the Parent related to accrued revenue and expenses.

(6)   **Subsequent Events**

These have been no subsequent events through February 23, 2010, the date that the Company's financial statements were available to be issued, that require recognition or disclosure in such financial statements.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

		December 31, 2009
Total Member's Equity per the Accompanying Financial Statements	$	198,503
Less:		
Nonallowable Assets		71,590
Haircut on Securities		3,199
Net Capital		123,714
Computation of Basic Net Capital Requirements:		
Minimum Net Capital Required (the greater of $5,000 or 6 2/3% of		
Aggregate Indebtedness)		5,000
Excess Net Capital	$	118,714
Aggregate Indebtedness	$	43,043
Ratio of Aggregate Indebtedness to Net Capital		0.35 to 1

Note: There are no material differences from the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2009



KPMG LLP
900 Wells Fargo Tower
201 Main Street
Fort Worth, TX 76102

Report of Independent Registered Public Accounting Firm

The Member
TPG Capital BD, LLC:

In planning and performing our audit of the financial statements of TPG Capital BD, LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 23, 2010

TPG Capital BD, LLC

Financial Statements
(with Independent Auditors'
Report Thereon)
December 31, 2009

